                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 1-14880

                          NOTIFICATION OF LATE FILING

(Check One) [x]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: March 31, 2002
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                       PART I -- REGISTRANT INFORMATION

Lions Gate Entertainment Corp.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

Suite 3123, Three Bentall Center, 595 Burrard Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V7X 1J1
--------------------------------------------------------------------------------
City, State and Zip Code



                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We are unable to file our annual report on Form 10-K for the year ended March 31, 2002 by the July 1, 2002 due date. Our footnote disclosure and related information included in the management's discussion and analysis section of the Form 10-K is incomplete, as we have been undertaking a review of our investments subject to significant influence. We are preparing this disclosure presently and have requested a 15-day extension to complete this process.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Gordon Keep                (604)                609-6110
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         We issued a press release earlier today publicly disclosing our audited results for the year-ended March 31, 2002. Please see that press release, attached as Exhibit A hereto.


                         Lions Gate Entertainment Corp.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 2, 2002                     By: /s/ GORDON KEEP
      ---------------------------          -----------------------------------
                                           Gordon Keep, Senior Vice President

                                   EXHIBIT A


                LIONS GATE ENTERTAINMENT POSTS 45% REVENUE GROWTH
                         TO $273 MILLION FOR FISCAL 2002

    -- WRITEDOWNS OF PREVIOUS INVESTMENTS RESULT IN NET LOSS OF $47 MILLION;
               MOMENTUM FROM CORE BUSINESSES CONTINUES TO BUILD --

                 -- COMPANY ON TRACK TO REPORT FREE CASH FLOW IN
                   FISCAL 2003; YEAR-END CONFERENCE CALL TO BE
                     WEDNESDAY, JULY 3, AT 8:00 A.M. PDT --

   (ALL AMOUNTS STATED IN U.S. DOLLARS, WITH CANADIAN DOLLARS IN PARENTHESES)

MARINA DEL REY, CA, AND VANCOUVER, BC, JULY 2, 2002-- Reporting strong revenue growth in all of its core businesses, Lions Gate Entertainment (AMEX and TSE:
LGF) generated revenue of $272.5 million ($426.6 million) in Fiscal 2002 (fiscal year ended March 31, 2002) compared to $187.6 million ($282.2 million) in the prior year, a 45% increase.

EBITDA (earnings before interest, provision for income taxes, amortization, minority interests, unusual losses, and write-down and equity interest in investments subject to significant influence) was $1.7 million ($2.6 million) for Fiscal 2002, compared to $24.1 million ($36.3 million) in the prior year.

Lions Gate's net loss before write-down and equity interest in investments subject to significant influence -- Mandalay and CinemaNow -- was $13.5 million ($21.1 million) for Fiscal 2002 compared to earnings of $12.4 million ($18.6 million) in Fiscal 2001.

As part of Lions Gate's plan to sell its 45% equity investment in Mandalay Pictures, it wrote down its Mandalay investment by $19.0 million ($29.7 million) to its estimated fair value of $10 million ($15.9 million). The Company noted that, although its 63% majority-owned CinemaNow continues to grow its unique VOD business, U.S. and Canadian GAAP require Lions Gate to write down the $13.0 million ($20.3 million) carrying value of the asset.

These write-downs, which had no impact on the Fiscal 2002 cash flows, totaled $33.5 million ($52.5 million) and contributed to a total net loss of $47.0 million ($73.6 million), or $1.19 per share ($1.86 per share) (after giving effect to the Series A preferred share dividends and accretion on the Series A preferred shares) on 42.8 million weighted average common shares outstanding compared to net income of $5.8 million ($8.7 million) or $0.06 per share ($0.09 per share) (after giving effect to the Series A preferred share dividends and accretion on the Series A preferred shares) on 36.2 million weighted average common shares outstanding for Fiscal 2001.

"In Fiscal 2002, we completed the majority of our investment and restructuring initiatives and significantly expanded our film and television production, building on the strengths of our core operations," said Lions Gate Chief Executive Officer Jon Feltheimer. "We also took the necessary write-downs that will enhance the visibility of our results and better highlight our core business strengths in the future. As a


                                   -- more -
result, we expect to report free cash flow and profitability in Fiscal 2003 as we benefit from product already in the pipeline and a continued disciplined approach to production and distribution."

Feltheimer emphasized that Lions Gate was in its strongest position in terms of cash and excess bank capacity since its recapitalization two years ago.

The Company's decline in EBITDA was primarily attributable to marketing and distribution (P&A) costs of $76.3 million ($119.4 million), a $43.2 million ($67.6 million) increase over prior-year costs of $34.4 million ($51.8 million). This increase resulted from the successful growth in theatrical and video distribution activities during Fiscal 2002.

The Company noted that video marketing costs increased substantially as Lions Gate released the year's slate of theatrical titles, including its Academy Award-winning hit MONSTER'S BALL, on its own in-house video labels rather than through its Universal output agreement. With much of these marketing costs already expensed and its motion picture and DVD/video pipelines full, the Company is now well positioned to generate high-margin revenue from these titles in Fiscal 2003.

REVENUE GROWTH REFLECTS STRONG PRODUCT IN PIPELINE

Revenues grew substantially across all of the Company's core businesses in Fiscal 2002. Motion picture revenue of $160.5 million ($251.3 million), the highest in Lions Gate's history, increased 39% from $115.6 million ($173.9 million) in Fiscal 2001, led by the theatrical performances of the Academy Award-winning hit MONSTER'S BALL and Best Foreign Language Film nominee AMORES PERROS, the theatrical and home video releases of "O" and THE WASH and the home video release of Academy Award nominee SHADOW OF THE VAMPIRE.

MONSTER'S BALL debuted at number two on the U.S. DVD sales and rental charts and number three on the home video charts following its June 11 home entertainment release, and its DVD and home video performance, the best in Lions Gate's history, will be initially reflected in the June 30 quarter.

The Company has ramped up to a full slate of 15 to 18 releases annually, with tentpole films such as Roger Avary's RULES OF ATTRACTION, James Foley's CONFIDENCE, starring an A-list cast of Dustin Hoffman, Andy Garcia, Ed Burns and Rachel Weisz, and Billy Ray's SHATTERED GLASS, starring Hayden Christenson and Greg Kinnear, set for release later in the fiscal year.

Television revenue of $70.7 million ($110.7 million), also the highest in the Company's history, increased 49% from $47.5 million ($71.5 million) in the prior year, due primarily to increased programming delivered in all Lions Gate Television genres. One-hour drama series contributed revenue of $35.6 million ($55.8 million). Lions Gate Television's "THE DEAD ZONE" premiered on USA Network on June 16 with the highest ratings for a basic cable dramatic series in history. "DEAD ZONE" deliveries will be reflected in future quarters.

Television movies contributed revenue of $20.0 million ($31.3 million), including "THE PILOT'S WIFE" for CBS, the highest-rated television movie of the year, the miniseries "SUPERFIRE" for ABC and "ATTACK ON THE QUEEN" for TBS and international broadcasters. Lions Gate's Termite Art division contributed $15.0 million ($23.5 million) in revenue on delivery of nearly 80 hours of nonfiction programming to leading U.S. cable networks.

Lions Gate's animation partner CineGroupe generated revenue of $35.5 million ($55.6 million), an 87%


                                     -more-
increase from $19.0 million ($29.7 million) in the prior year. CineGroupe delivered more than 110 half- hours of animated and live action programming to the family entertainment marketplace during the current fiscal year, led by the highly-rated PBS children's hit "SAGWA: THE CHINESE SIAMESE CAT," as well as "WHAT'S WITH ANDY," "BIG WOLF ON CAMPUS," "WUNSCHPUNSCH," "KIDS FROM ROOM 402" and "GALIDOR-- DEFENDER OF THE OUTER DIMENSION."

Studio Facilities revenue of $4.2 million ($6.6 million) increased 20% from $3.5 million ($5.5 million) in the prior year as Lions Gate maintained near capacity occupancy levels and achieved the benefits of lighting, equipment and other ancillary service revenue.

Lions Gate creates, produces and distributes a broad range of filmed entertainment content worldwide through its four operating divisions-- Motion Pictures, Television, Animation and Studio Facilities. The Lions Gate brand name is synonymous with original, cutting edge, quality entertainment in markets around the world.

Pursuant to Regulation FD, Lions Gate senior management will hold a conference call for interested analysts and investors on Wednesday, July 3, at 8:00 A.M. PST/ 11:00 A.M. EST. Interested parties may call 1-800-450-0821 (international calls outside the U.S. and Canada 1-612-332-1025) to participate in the call live or may hear a digital replay of the entire call by dialing 1-800-475-6701 and (international 1-320-365-3844) and using access #644345 between Wednesday afternoon, July 3, and Friday, July 12.

The Company is filing a Form 12b-25 request for extension to file the Form 10-K and expects to file by July 15, 2002. The Company also intends to report entirely in U.S. dollars for the first time in the June 30 quarter.

                    FIVE PROUD YEARS, ONE INDEPENDENT SPIRIT

                             www.lionsgatefilms.com


This press release contains forward-looking statements, which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expect," "anticipate," and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Future results may be adversely affected by many factors, including any inability to manage our growth or obtain financing to support our operations and various external factors related to the film and television industry. See "Risk Factors" in the Company's Form 10-K on file with the Securities and Exchange Commission for greater detail regarding factors that constitute cautionary statements with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

For further information, please contact:

Peter D. Wilkes (U.S.)
310-459-2709

Christian Plunkett (U.S.)
Brainerd Communicators
212-986-6667

Gordon Keep (Canada)
604-609-6110

                         LIONS GATE ENTERTAINMENT CORP.
                           CONSOLIDATED BALANCE SHEETS
                 (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)


                                                                                  MARCH 31, 2002    March 31, 2001
ASSETS
Restricted cash                                                                     $   1,125         $      --
Cash and equivalents                                                                   10,587            10,485
Accounts receivable, net of reserve for video returns of $9,387
(2001-- $10,675) and provision for doubtful accounts of $17,931
(2001-- $6,141)                                                                       186,428           173,112
Investment in films and television programs                                           288,310           224,115
Investments subject to significant influence                                           15,942            77,230
Property and equipment                                                                 50,582            44,212
Goodwill, net of accumulated amortization of $8,093
(2001-- $8,184)                                                                        38,816            34,924
Other assets                                                                           15,067            19,467
Future income taxes                                                                     1,254                --
                                                                                      -------           -------
                                                                                      608,111           583,545
                                                                                      =======           =======

LIABILITIES
Bank loans                                                                            229,141           159,765
Accounts payable and accrued liabilities                                               87,501            76,297
Accrued participation costs                                                            21,994            36,398
Production loans                                                                       38,167            24,045
Long-term debt                                                                         75,565            65,987
Deferred revenue                                                                       22,029            22,283
Future income taxes                                                                        --               757
Minority interests                                                                     13,520             1,224
                                                                                      -------           -------
                                                                                      487,917           386,756
                                                                                      -------           -------
Commitments and Contingencies

SHAREHOLDERS' EQUITY
Preferred shares, 200,000,000 shares authorized, issued in series, including
1,000,000 series A (11,830 and 12,205 shares issued and outstanding) and 10
series B (10 and 10 shares issued and outstanding) (liquidation preference $30,167)    45,002            43,538
Common stock, no par value, 500,000,000 shares authorized,
43,231,921 and 42,296,838 issued and outstanding                                      226,130           222,985
Deficit                                                                              (159,225)          (79,900)
Cumulative translation adjustments                                                      8,287            10,166
                                                                                      -------           -------
                                                                                      120,194           196,789
                                                                                      -------           -------
                                                                                      608,111           583,545
                                                                                      =======           =======

                         LIONS GATE ENTERTAINMENT CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
    (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                              YEAR ENDED          Year Ended      Year Ended
                                                            MARCH 31, 2002      March 31, 2001  March 31, 2000
REVENUES                                                       $ 426,582         $ 282,226         $ 271,251
                                                               ---------         ---------         ---------
EXPENSES:
     Direct operating                                            250,335           156,420           222,875
     Distribution and marketing                                  119,362            51,776                --
     General and administration                                   54,272            37,710            31,388
     Amortization                                                  7,129             8,565             6,875
     Severance and relocation costs                                   --                --             1,698
                                                               ---------         ---------         ---------
       Total expenses                                            431,098           254,471           262,836
                                                               ---------         ---------         ---------
OPERATING INCOME (LOSS)                                           (4,516)           27,755             8,415
                                                               ---------         ---------         ---------
OTHER EXPENSES:
     Interest on debt initially incurred for a term of
     more than one year (net of interest income of $0.4           15,386            11,605             4,665
     million (2001-$0.6 million; 2000-- $0.5 million) )
     Minority interests                                            1,911               881             1,308
     Unusual losses                                                2,115                --                --
                                                               ---------         ---------         ---------
          Total other expenses                                    19,412            12,486             5,973
                                                               ---------         ---------         ---------

INCOME (LOSS) BEFORE UNDERNOTED                                  (23,928)           15,269             2,442
Gain on dilution of investment in a
   subsidiary                                                      3,375                --                --
                                                               ---------         ---------         ---------

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY INTERESTS           (20,553)           15,269             2,442
Income taxes                                                         503            (3,292)            2,000
                                                               ---------         ---------         ---------

INCOME (LOSS) BEFORE EQUITY INTERESTS                            (21,056)           18,561               442
Write-down and equity interest in investments subject
   to significant influence                                      (52,506)           (9,833)           (5,894)
Other equity interests                                                --                --               159
                                                               ---------         ---------         ---------

NET INCOME (LOSS)                                                (73,562)            8,728            (5,293)
Dividends paid on Series A preferred shares                       (2,492)           (2,497)             (591)
Accretion on Series A preferred shares                            (3,271)           (3,115)             (727)
                                                               ---------         ---------         ---------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS               (79,325)            3,116            (6,611)
                                                               =========         =========         =========

BASIC AND DILUTED INCOME (LOSS)
   PER COMMON SHARE                                            $   (1.86)        $    0.09         $   (0.22)
                                                               =========         =========         =========

                         LIONS GATE ENTERTAINMENT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)


                                               SERIES A PREFERRED   SERIES B PREFERRED                 CUMULATIVE
                            COMMON STOCK              SHARES               SHARES                       TRANSLATION
                         NUMBER       AMOUNT     NUMBER    AMOUNT     NUMBER    AMOUNT      DEFICIT     ADJUSTMENTS     TOTAL

Balance at March
31, 1999               30,607,418    $177,068        --    $    --        --       $ --    $(14,709)         $4,425   $166,784
Public offering                                  13,000     42,711                                                      42,711
5,525,000 warrants
issued in
conjunction with
public offering                --       5,659                                                                            5,659
Conversion of
Series A preferred
shares                    795,000       2,446     (795)    (2,446)                                                          --
Exercise of stock
options                    58,333         239                                                                              239
Net income (loss)
available to
common shareholders                                                                          (6,611)                   (6,611)
Accretion of
Series A preferred
shares                                               --        613                                                         613
Series B preferred
shares                                                                    10         --                                     --
Foreign currency
translation
adjustment                                                                                                  (2,981)    (2,981)
                       ----------    --------    ------    -------        --       ----   ---------        --------   --------
Balance at March
31, 2000               31,460,751     185,412    12,205     40,878        10         --     (21,320)          1,444    206,414
Effect of changes
in accounting
policies                                                                                    (61,696)                  (61,696)
Issued upon
acquisition of
subsidiary             10,229,837      34,976                                                                           34,976
Issued pursuant to
a settlement
agreement with
employee                  600,000       2,250                                                                            2,250
Exercise of stock
options                     6,250          14                                                                               14
Stock options
granted in
conjunction with
acquisition of a
subsidiary                     --         333                                                                              333
Net income (loss)
available to
common shareholders                                                                            3,116                     3,116
Accretion of
Series A preferred
shares                                               --      2,660                                                       2,660
Foreign currency
translation
adjustment                                                                                                    8,722      8,722
                       ----------    --------    ------    -------        --       ----   ---------        --------   --------
Balance at March
31, 2001               42,296,838     222,985    12,205     43,538        10         --     (79,900)         10,166    196,789
Conversion of
Series A preferred
shares                    648,000       2,398     (648)    (2,398)                                                           -
Exercise of stock
options                    87,083         214                                                                              214
Issued pursuant to
share bonus plan          200,000         533                                                                              533
Stock dividends                                     273      1,110                                                       1,110
Net income (loss)
available to
common shareholders                                                                         (79,325)                  (79,325)
Accretion of
Series A preferred
shares                                               --      2,752                                                       2,752
Foreign currency
translation
adjustments                                                                                                 (1,879)    (1,879)
                       ----------    --------    ------    -------        --       ----   ---------        --------   --------
Balance March 31,
2002                   43,231,921    $226,130    11,830    $45,002        10       $ --   $(159,225)       $  8,287   $120,194
                       ==========    ========    ======    =======        ==       ====   =========        ========   ========

                         LIONS GATE ENTERTAINMENT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)


                                                                            YEAR ENDED        Year Ended       Year Ended
                                                                            MAR 31, 2002      Mar 31, 2001     Mar 31, 2000
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income (loss)                                                            $ (73,562)        $   8,728         $  (5,293)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
     Amortization of property and equipment                                      4,873             3,309             2,584
     Amortization of goodwill                                                       --             2,708             2,473
     Write-off of projects in development                                        1,294             1,586               856
     Amortization of pre-operating costs                                           962               962               962
     Amortization of deferred financing costs                                    1,842             1,322               199
     Amortization of films and television programs                             247,618           153,797           220,423
     Gain on dilution of investment in a subsidiary                             (3,375)               --                --
     Unusual losses                                                              2,115                --                --
     Minority interests                                                          1,911               881             1,308
     Write-down and equity interest in investments subject to
     significant influence                                                      52,506             9,833             5,984
     Other equity interest                                                          --                --              (159)
Changes in operating assets and liabilities, excluding the effects of acquisitions:
     Accounts receivable                                                        (5,314)          (15,412)          (46,671)
     Increase in investment in films and television programs                  (316,591)         (208,586)         (260,905)
     Other assets                                                                  673            (8,046)           (3,272)
     Future income taxes                                                        (1,777)           (4,708)              163
     Accounts payable and accrued liabilities                                    6,528            (7,279)           14,888
     Accrued participation costs                                               (14,404)            8,289            15,409
     Deferred revenue                                                             (311)            1,282             8,489
                                                                              --------          --------          --------
                                                                               (95,012)          (51,334)          (42,652)
                                                                              --------          --------          --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Issuance of capital stock                                                          215                14            48,495
Dividends paid on Series A preferred shares                                     (1,382)           (2,497)             (591)
Financing fees                                                                  (1,976)           (6,876)             (461)
Increase in bank loans                                                          66,870            86,368             2,200
Increase in restricted cash                                                     (1,125)               --                --
Proceeds from production and distribution loans                                 44,228            13,880            35,900
Repayment of production and distribution loans                                 (30,202)          (32,661)          (42,477)
Proceeds from long-term debt                                                    14,116            26,792             3,162
Repayment of long-term debt                                                     (4,934)           (2,584)           (4,149)
                                                                              --------          --------          --------
                                                                                85,810            82,436            42,079
                                                                              --------          --------          --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Minority investment in subsidiary                                               14,000                --                --
Cash received from investment in Mandalay Pictures, LLC                          8,394                --                --
Acquisition of Eaton Entertainment,LLC,net of cash acquired                        745                --                --
Acquisition of Sterling Home Entertainment, LLC, net of cash
acquired                                                                            --            (3,168)               --
Acquisition of Trimark Holdings Inc.                                                --           (39,370)               --
Purchase of property and equipment                                             (12,046)           (2,515)           (6,398)
                                                                              --------          --------          --------
                                                                                11,093           (45,053)           (6,398)
                                                                              --------          --------          --------
NET CHANGE IN CASH AND EQUIVALENTS                                               1,891           (13,951)           (6,971)
FOREIGN EXCHANGE EFFECT ON CASH                                                 (1,789)            5,153                --
CASH AND EQUIVALENTS-BEGINNING OF YEAR                                          10,485            19,283            26,254
                                                                              --------          --------          --------
CASH AND EQUIVALENTS-END OF YEAR                                                10,587            10,485            19,283
                                                                              ========          ========          ========